Filed pursuant to Rule 424(b)(3)
Registration No. 333-137158

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 13, 2013

Preliminary prospectus supplement

(To prospectus dated September 20, 2006)

6,500,000 shares

Pike Electric Corporation

Common stock

All of the shares of common stock in the offering are being sold by the selling stockholder identified in this prospectus supplement. See “Selling stockholder.” We will not receive any proceeds from the sale of shares offered hereby, including pursuant to any exercise by the underwriters of their option to purchase additional shares.

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol “PIKE.” The last sale price of our common stock on May 10, 2013 was $13.38 per share.

Investing in the common stock involves risks that are described in the “Risk factors” section beginning on page S-10 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds to selling stockholder	$	$

The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 975,000 shares of common stock from the selling stockholder.

We have agreed with the selling stockholder to repurchase $40 million of our common stock from the selling stockholder in a private transaction at the price at which the shares of common stock are sold to the public in this offering, less the underwriting discount. The closing of the share repurchase is contingent on the closing of this offering. The closing of this offering is not contingent on the closing of the share repurchase. See “Concurrent company repurchase of common stock.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about May     , 2013.

J.P. Morgan	BofA Merrill Lynch

Prospectus supplement dated May     , 2013.

Prospectus supplement

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

S-i

About this prospectus supplement

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the offering. The second part is the prospectus, which describes more general information, some of which may not apply to the offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where you can find more information” in this prospectus supplement. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or the information contained in any document incorporated by reference herein or therein you should rely on the information in this prospectus supplement.

All references in this prospectus supplement to “Pike Electric,” “Pike,” the “Company,” “we,” “us,” “our” or similar references mean Pike Electric Corporation and include our consolidated subsidiaries where the context so requires. When we refer to the “common stock” we refer to all shares of our common stock, par value $0.001 per share. References in this prospectus supplement to “Lindsay Goldberg” are to Lindsay Goldberg LLC, together with its affiliated investment partnerships, including LGB Pike II LLC, unless the context otherwise requires.

This prospectus supplement and the accompanying prospectus are part of the Registration Statement (Registration No. 333-137158) that we filed with the Securities and Exchange Commission, or SEC, on September 7, 2006 using a “shelf” registration process and relates to the offering of shares of our common stock by the selling stockholder.

S-ii

Prospectus supplement summary

This summary highlights certain information about our company. It does not contain all of the information that may be important to you and to your investment decision and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the related notes. You should also carefully consider, among other things, the matters discussed in this prospectus supplement in the section entitled “Risk factors.”

Our company

We are one of the largest providers of energy solutions for investor-owned, municipal and co-operative electric utilities in the United States. Since our founding in 1945, we have evolved from our roots as a specialty non-unionized contractor for electric utilities focused on the distribution sector in the southeastern United States to a national, leading turnkey energy solutions provider with diverse capabilities servicing over 300 customers, including investor-owned, municipal and co-operative electric utilities, including American Electric Power Company, Inc., Dominion Resources, Inc., Duke Energy Corporation, Duquesne Light Company, Florida Power & Light Company, PPL Corporation, PacifiCorp, South Carolina Electric & Gas Company (“SCE&G”) and The Southern Company. Leveraging our core competencies as a company primarily focused on providing a broad range of electric infrastructure services principally for utilities customers, we believe that our experienced management team has positioned us to benefit from the substantial long-term growth drivers in our industry.

Over the past five years, we have reshaped our business platform and service territory significantly from being a distribution construction company based primarily in the southeastern United States to a national energy and telecommunications solutions provider. We have done this organically and through strategic acquisitions of companies with complementary service offerings and geographic footprints. Our acquisition of Shaw Energy Delivery Services, Inc. on September 1, 2008 expanded our operations into engineering, design, procurement and construction management services, including in the renewable energy arena, and significantly enhanced our substation and transmission construction capabilities. This acquisition also extended our geographic presence across the continental United States. Our acquisition of Facilities Planning & Siting, PLLC on June 30, 2009 enabled us to provide siting and planning services to our customers, which positions us to be involved at the conceptual stage of our customers’ projects. On June 30, 2010, we acquired Klondyke Construction LLC (“Klondyke”), based in Phoenix, Arizona, which complemented our existing engineering and design capabilities with construction services related to substation, transmission, and renewable energy infrastructure. Our August 1, 2011 acquisition of Pine Valley Power, Inc. (“Pine Valley”), located near Salt Lake City, Utah, further strengthened our substation, transmission and distribution construction service capabilities in the western United States. We believe that our acquisitions of Klondyke and Pine Valley will allow us to continue to expand our engineering, procurement and construction (“EPC”) services in the western United States and better compete in markets with unionized workforces. Our July 2, 2012 acquisition of Synergetic Design Holdings, Inc. and its subsidiary, UC Synergetic, Inc. (together “UCS”), headquartered in Charlotte, North Carolina, expanded our engineering and design services primarily for distribution powerline, transmission and substation projects. The UCS acquisition also added new services for storm assessment and inspection services as well as engineering and design services for the communications industry. UCS’s engineering capabilities complement our existing portfolio of companies, add scale and extend our footprint into the Northeast and Midwest. This acquisition significantly increases our ability to provide outsourced engineering and other technical services to our customers and is consistent with our long-term growth strategy.

Our comprehensive suite of energy solutions now includes facilities planning and siting, permitting, engineering, design, installation, maintenance and repair of power and telecommunication delivery systems, including renewable energy projects and storm-related services.

Our growth strategy

Our growth strategy is to expand our broad platform of service offerings across existing and new customers both in the United States and internationally. The key elements of the strategy include:

Leveraging existing customer relationships to cross-sell our services.    As a leading energy solutions provider, we have turnkey capabilities ranging from planning and siting to engineering and design to construction and maintenance. We believe growth in our markets will be driven by bundling services and marketing these offerings to our large and extensive customer base and new customers. By offering these services on a turnkey basis, we believe we enable our customers to achieve economies and efficiencies over separate unbundled services. We believe this should ultimately lead to an expansion of our market share across our existing customer base and provide us the credibility to secure additional opportunities from new customers. Our storm restoration service offering also aids in gaining new customers.

Capitalizing upon the substantial expected spend in our markets.    We believe that the United States electric power system and network reliability will require significant future upkeep given the postponement of maintenance spending in recent years due to the difficult economic conditions, which we expect will drive demand for our services. We believe our leading position in the markets we service will enable us to capitalize on increases in demand for our services.

Possessing a strong platform to participate in the continued consolidation of the energy solutions market in the United States.    The domestic competitive landscape in our industry includes only a few other large companies that offer a broad spectrum of energy solutions services while the vast majority of our competitors and other market participants are local and regional firms offering only a limited number of services. We believe our existing and potential customers desire a deeper range of service offerings on an ever-increasing scale. Consequently, we believe our broad platform of service offerings will enable us to acquire additional market share and further penetrate our existing markets.

In addition, we believe our broad platform of service offerings will be attractive to local and regional firms looking to consolidate with a larger company offering a more diversified and complete set of services. We have a successful history of identifying and integrating acquisitions. See “Our company” above for information about our recent acquisitions.

Applying our expertise to international markets.    We currently are pursuing additional international opportunities. We believe that our reputation and experience combined with our broad platform of service offerings allow us to opportunistically bid on attractive international projects. We believe there will be large and financially attractive projects to pursue in international markets over the next few years as developing regions install or develop their electric infrastructure.

Competitive strengths

We believe that we have a unique and strong competitive position in the markets in which we operate resulting from a number of factors including:

Leading provider of energy solutions.    We believe that we are one of only a few companies offering a broad spectrum of energy solutions that our current and prospective customers increasingly demand. We differentiate ourselves from many of our competitors based on the size and scale of our turnkey capabilities, from planning and siting to engineering and design to construction and maintenance. With these capabilities, we can satisfy almost all customer project requirements from inception to commissioning. The ability to perform planning, siting, permitting, engineering, construction and commissioning with in-house resources provides us better control of schedule, cost and quality. In addition, most of our engineering and construction personnel have extensive electrical infrastructure design and operating experience.

Attractive, contiguous presence in key geographic markets.    We operate in a contiguous geographic market covering 48 states for siting and engineering and 35 states for construction services. Over the long term, our markets have exhibited population growth and increases in electricity consumption, which have increased demand for our services. Moreover, the contiguous nature of our service territory provides us with significant operating efficiency and flexibility in responding to our customers’ needs across our full range of energy solutions. Our extensive network of offices enables us to deliver our services in most metropolitan markets of the United States and enhances our opportunity to expand our customer reach. In addition, we believe our customized, well-maintained and extensive fleet and experienced crews provide us with a competitive advantage in our ability to service our customers and respond rapidly to storm restoration opportunities. These attributes enable us to effectively deploy our fleet resources of over 6,000 pieces of motorized equipment across our national footprint, unlike many of our competitors who lack such resources.

Long-standing relationships across a high-quality customer base.    We have a diverse customer base with broad geographic presence throughout the United States that includes over 300 investor-owned, municipal and co-operative electric utilities, such as American Electric Power, Dominion Resources, Duke Energy, Duquesne Light, Florida Power & Light, PPL Corporation, PacifiCorp, SCE&G and The Southern Company. Many of our customer relationships span more than 25 years. We believe these important relationships provide us an advantage in competing for their business and developing new client relationships.

Outsourced services-based business model.    We provide vital services to investor-owned, municipal and co-operative electric utilities, the vast majority of which are provided under long-term master services agreements (“MSAs”) with our customers. Over time, many of our customers have increased their reliance on outsourcing the maintenance and improvement of their distribution and transmission systems to third-party service providers in an effort to more efficiently and cost effectively manage their core business. We believe this outsourcing trend will continue to be a key growth driver for the leading participants in our industry as electric utilities continue to focus more on power generation.

Recognized leader in storm restoration capabilities.    Our construction footprint includes the areas of the U.S. power grid we believe are the most susceptible to damage caused by severe weather, such as tornadoes, tropical storms, hurricanes and ice storms. Our contiguous geographic footprint enables us to work with our customers to secure the crews from non-affected areas and quickly relocate them to storm-affected areas. Storm restoration services do not require dedicated storm teams “on call” or any additional storm-specific crew additions. Our flexible business strategy allows us to position crews where they are needed. We maintain a dedicated 24-hour Storm Center that acts as the single command hub. Our storm restoration services often solidify existing customer relationships and create opportunities with new customers.

The share repurchase

We have entered into an agreement with the selling stockholder to repurchase $40 million of our common stock, concurrently with the closing of this offering, directly from the selling stockholder in a private transaction at the price at which the shares of common stock are sold to the public in this offering, less the underwriting discount. We refer to this repurchase as the “share repurchase.” The agreement between the selling stockholder and us for the share repurchase represents a private, non-underwritten transaction that was negotiated, reviewed and recommended by a special committee of our board of directors, composed entirely of independent directors. We intend to fund the share repurchase primarily with borrowings under our revolving credit facility and available cash.

The closing of the share repurchase is contingent on the closing of this offering and the satisfaction of certain other customary conditions. The funding of the share repurchase would, if completed, increase the amount of debt on our balance sheet to the extent of any borrowings made under our revolving credit facility. The closing of this offering is not conditioned on the closing of the share repurchase, and there can be no assurance that the share repurchase will be completed.

The description and the other information in this prospectus supplement regarding the share repurchase are included in this prospectus supplement solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase. See “Concurrent company repurchase of common stock.”

Lindsay Goldberg

Lindsay Goldberg is a private equity investment firm based in New York with approximately $9 billion of capital under management that focuses on partnering with entrepreneurial management teams and closely held and family-owned businesses. The firm typically invests in companies in North America and Western Europe in the manufacturing, energy, financial and business services industries. Lindsay Goldberg has an investment structure that permits ownership for up to 20 years.

Investment funds associated with or designated by Lindsay Goldberg currently own, through LGB Pike II LLC, approximately 37.1% of our issued and outstanding common stock. After giving effect to this offering and the share repurchase, Lindsay Goldberg, through LGB Pike II LLC, will beneficially own approximately     % of our issued and outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock (or     % of our issued and outstanding common stock if the underwriters’ option is fully exercised). See “Selling stockholder.”

Additional information

Our corporate offices are located at 100 Pike Way, Mount Airy, North Carolina 27030 and our telephone number is (336) 789-2171. We were founded by Floyd S. Pike in 1945 and later incorporated in North Carolina in 1968. We reincorporated in Delaware on July 1, 2005, in connection with our July 2005 initial public offering. More information about us is available on our web site, http://www.pike.com. Information on our web site is not incorporated into this prospectus supplement, however, and should not be relied upon in determining whether to make an investment in the common stock or any other securities of the Company.

The offering

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the common stock, please refer to the section of the accompanying prospectus entitled “Description of capital stock.”

Common stock offered by the selling stockholder	6,500,000 shares issued and outstanding of common stock, par value $0.001 per share

Common stock outstanding immediately after this offering and the concurrent share repurchase (1)	shares, or shares if the underwriters exercise their option to purchase additional shares in full

Option to purchase additional shares	The selling stockholder has granted the underwriters an option to purchase up to an additional 975,000 shares of common stock within 30 days of the date of this prospectus supplement.

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholder named in this prospectus supplement, including any proceeds from the sale of shares by the selling stockholder pursuant to an exercise by the underwriters of their option to purchase additional shares.

Concurrent share repurchase	We have agreed with the selling stockholder to repurchase $40 million of our common stock from the selling stockholder in a private transaction at the price at which the shares of common stock are sold to the public in this offering, less the underwriting discount, contingent on the consummation of this offering. See “Concurrent company repurchase of common stock.”

Dividend policy	We expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. See “Matters regarding our common stock—Dividend policy.”

(1)

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at May 1, 2013, and excludes: (i) 3,011,305 shares of common stock subject to outstanding options and (ii) 429,656 shares of common stock subject to outstanding restricted stock units.

Risk factors	An investment in our common stock is subject to risks. Please refer to “Risk factors” and other information included or incorporated by reference in this prospectus supplement or the accompanying prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

New York Stock Exchange symbol	“PIKE”

Selected consolidated financial information

The following table sets forth selected consolidated financial data for the periods and as of the dates indicated. We have derived the selected consolidated financial data presented as of and for the fiscal years ended June 30, 2012, 2011, 2010, 2009 and 2008 from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected consolidated financial data presented as of and for the nine months ended March 31, 2013 and 2012 has been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, which in the opinion of our management, included all adjustments, consisting of primarily normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations as of such date and for such unaudited periods. The historical results are not necessarily indicative of results to be expected for future periods, and results for the nine months ended March 31, 2013 are not necessarily indicative of results that may be expected for the fiscal year ending June 30, 2013. You should read the information presented below in conjunction with the sections of our Annual Report on Form 10-K for the year ended June 30, 2012, filed with the SEC on September 5, 2012, and our Quarterly Report on Form 10-Q for the nine months ended March 31, 2013, filed with the SEC on May 7, 2013, entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and the related notes thereto, all of which are incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Incorporation of certain information by reference.”

	Year ended June 30,					Nine months ended March 31,
	2012	2011	2010	2009	2008	2013	2012

	(In thousands, except per share amounts)

Statement of Operations Data(1):
Core revenues	$614,623	$529,335	$457,448	$460,630	$502,632	$559,836	$443,635
Storm-related revenues	70,546	64,523	46,636	152,846	49,397	158,667	62,953

Total revenues	685,169	593,858	504,084	613,476	552,029	718,503	506,588
Cost of operations(2)	593,478	525,915	456,317	503,203	460,325	597,302	436,782

Gross profit	91,691	67,943	47,767	110,273	91,704	121,201	69,806
General and administrative expenses	66,219	57,675	51,994	50,248	41,724	58,063	48,096
(Gain) loss on sale and impairment of property and equipment	(626)	751	1,239	2,116	3,043	(345)	(288)
Restructuring expenses(3)	—	—	8,945	—	—	—	—

Income (loss) from operations	26,098	9,517	(14,411)	57,909	46,937	63,483	21,998

	Year ended June 30,					Nine months ended March 31,
	2012	2011	2010	2009	2008	2013	2012

	(In thousands, except per share amounts)
Other expense (income):
Interest expense	7,304	6,608	7,908	9,258	13,919	5,686	6,017
Other, net	(63)	(55)	(298)	(1,552)	(214)	(30)	(28)

Total other expense	7,241	6,553	7,610	7,706	13,705	5,656	5,989

Income (loss) before income taxes	18,857	2,964	(22,021)	50,203	33,232	57,827	16,009
Income tax expense (benefit)	7,974	1,563	(8,562)	18,634	12,983	22,250	6,490

Net income (loss)	$10,883	$1,401	$(13,459)	$31,569	$20,249	$35,577	$9,519

Earnings (loss) per share:
Basic	$0.31	$0.04	$(0.41)	$0.96	$0.62	$1.01	$0.28

Diluted	$0.31	$0.04	$(0.41)	$0.94	$0.60	$1.01	$0.27

Shares used in computing earnings (loss) per share:
Basic	34,678	33,399	33,132	33,023	32,810	35,132	34,569

Diluted	35,111	33,996	33,132	33,741	33,666	35,363	35,066

Dividends per share:	$—	$—	$—	$—	$—	$1.00	$—

	As of June 30,					As of March 31,
	2012	2011	2010	2009	2008	2013	2012

	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$1,601	$311	$11,133	$43,820	$11,357	$5,970	$208
Working capital	113,842	84,342	73,530	98,379	71,413	131,555	109,773
Property and equipment, net	174,655	177,682	194,885	222,539	229,119	176,326	171,569
Total assets	538,148	493,609	505,378	548,969	510,660	635,446	529,779
Total current liabilities	79,303	78,488	78,532	77,554	71,420	93,037	77,733
Total long-term liabilities	181,920	160,732	177,378	214,450	218,288	262,497	177,504
Total stockholders’ equity	276,925	254,389	249,468	256,965	220,952	279,912	274,542

(1)	Statements of operations data includes the results of each acquired operation since the date of acquisition: Shaw Energy Delivery Services, Inc. —September 1, 2008; Facilities Planning & Siting, PLLC—June 30, 2009; Klondyke Construction LLC— June 30, 2010; Pine Valley Power, Inc.—August 1, 2011 and Synergetic Design Holdings, Inc. and its subsidiary, UC Synergetic, Inc.—July 2, 2012.

(2)	Cost of operations includes $3.3 million of costs for the fiscal year ended June 30, 2010 related to the cleanup of certain petroleum-related products on an owned property in Georgia. The remediation of the site is complete.

(3)	Restructuring expenses of $8.9 million for the fiscal year ended June 30, 2012 relates to the implementation of cost restructuring measures in distribution operations and support services. The pre-tax restructuring charge consisted of $1.0 million for severance and other termination benefits and $7.9 million for the non-cash writedown of fleet and other fixed assets to be disposed.

Risk factors

An investment in our common stock involves a variety of risks, including the risks described below. You should consider carefully the risk factors described below and incorporated by reference in this prospectus supplement, including the risk factors identified in Part I, “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the year ended June 30, 2012, before making an investment in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks related to our business and industry

We derive a significant portion of our revenues from a small group of customers. The loss of, or a significant decrease in services to, any of our major customers could materially and adversely affect our business, financial condition and results of operations.    Our customer base is highly concentrated. Our top ten customers accounted for approximately 54%, 59% and 59% of our total revenues for fiscal 2012, 2011 and 2010, respectively. Duke Energy was our only customer that represented greater than 10% of our revenues during that time frame, accounting for 17%, 20% and 22% of our total revenues for fiscal 2012, 2011 and 2010, respectively. The recent merger of Duke Energy and Progress Energy increased our customer concentration to 22%, 26% and 29% of our fiscal 2012, 2011 and 2010 total revenues, respectively. The effect of the merger of Duke Energy and Progress Energy on our future revenues is unknown. Given the composition of the investor-owned, municipal and co-operative electric utilities in our geographic market, we expect a substantial portion of our revenues will continue to be derived from a limited group of customers. We may not be able to maintain our relationships with these customers, and the loss of, or a significant decrease in services to, any of our major customers could materially and adversely affect our business, financial condition and results of operations.

Our customers often have no obligation to assign work to us, and many of our arrangements may be terminated on short notice. As a result, we are at risk of losing significant business on short notice.    Most of our customers assign work to us under MSAs. Under these arrangements, our customers generally have no obligation to assign work to us and do not guarantee service volumes. Most of our customer arrangements, including our MSAs, may be terminated by our customers on short notice. In addition, many of our customer arrangements, including our MSAs, are open to competitive bidding at the expiration of their terms. As a result, we may be displaced on these arrangements by competitors from time to time. Our business, financial condition and results of operations could be materially and adversely affected if our customers do not assign work to us or if they cancel a number of significant arrangements and we cannot replace them with similar work.

Our industry is highly competitive and we may be unable to compete effectively, retain our customers or win new customers, which could materially and adversely affect our business, financial condition and results of operations.    We face intense competition from a variety of national and regional companies, and numerous small, owner-operated private companies. We also face competition from the in-house service organizations of our existing or prospective customers, some of which employ personnel who perform some of the same types of services we provide. We compete primarily on the basis of our reputation and relationships with customers, safety and execution record, geographic presence and our breadth of service offerings, pricing and availability of qualified personnel and required equipment. Certain of our competitors may have lower cost structures and may, therefore, be able to provide their services at lower rates than we can provide. Many of our current and potential competitors, especially our competitors with national scope, also may have significantly greater financial, technical and marketing resources than we do. In addition, our competitors may succeed in developing the expertise, experience and resources to compete successfully and in marketing and selling new services better than we can. Furthermore, our existing or prospective customers may not continue to outsource services in the future or we may not be able to retain our existing customers or win new customers. The loss of existing customers to our competitors or the failure to win new customers could materially and adversely affect our business, financial condition and results of operations.

Our storm restoration services are highly volatile and unpredictable, which could result in substantial variations in, and uncertainties regarding, the levels of our financial results from period to period.    Revenues derived from our storm restoration services are highly volatile and uncertain due to the unpredictable nature of weather-related events. Our annual storm restoration revenues have ranged from a low of $46.6 million to a high of $152.9 million during the five fiscal years ended June 30, 2012. During fiscal 2009, we experienced some of the largest storm restoration events in our history as several significant hurricanes impacted the Gulf Coast and Florida and significant winter storms affected the Midwest. Our storm restoration revenues for fiscal 2009 are not indicative of the revenues that we typically generate in any period or can be expected to generate in any future period. Our historical results of operations have varied between periods due to the volatility of our storm restoration revenues. The levels of our future revenues and net income (loss) may be subject to significant variations and uncertainties from period to period due to the volatility of our storm restoration revenues. In addition, our storm restoration revenues are offset in part by declines in our core services because we staff storm restoration mobilizations in large part by diverting resources from our core services.

We are subject to the risks associated with government construction projects.    Our utility customers often engage us to provide services on government construction projects, and we also provide services directly on government construction projects, primarily for state and local governments. We are therefore exposed to the risks associated with government construction projects, including the risks that spending on construction may be reduced, pending projects may be terminated or curtailed and planned projects may not be pursued as expected or at all as a result of the economic downturn or otherwise. In addition, government customers typically can terminate or modify any of their contracts at their convenience, and some of these government contracts are subject to renewal or extension annually. If a government customer terminates or modifies a contract, our backlog and revenue may be reduced or we may incur a loss, either of which could impair our financial condition and operating results. A termination due to our unsatisfactory performance could expose us to liability and adversely affect our ability to compete for future projects and orders. In cases where we are a subcontractor, the primary contract under which we subcontract could be terminated, regardless of the quality of our services as a subcontractor or our relationship with the relevant government customer.

The risks of government construction projects also include the increased risk of civil and criminal fines and penalties for violations of applicable regulations and statutes and the risk of public scrutiny of our performance on high profile sites. In addition, our failure to comply with the terms of one or more of our government contracts, other government agreements, or government regulations and statutes could result in our being suspended or barred from future government construction projects for a significant period of time. We could also be indirectly exposed to certain of these risks when we indemnify our customers performing work on government construction projects.

We may incur warranty costs that could adversely affect our profitability.    Under almost all of our contracts, we warrant certain aspects of our engineering maintenance and construction services. To the extent we incur substantial warranty claims in any period, our reputation, our ability to obtain future business from our customers and our profitability could be adversely affected. We cannot provide assurance that significant warranty claims will not be made in the future.

We may incur liabilities or suffer negative financial or reputational impacts relating to occupational health and safety matters.    Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, our industry involves a high degree of operational risk and there can be no assurance that we will avoid significant liability exposure. Although we have taken what we believe are appropriate precautions, our employees have suffered fatalities in the past and may suffer additional fatalities in the future. Serious accidents, including fatalities, may subject us to substantial penalties, civil litigation or criminal prosecution. Claims for damages to persons, including claims for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to substantially deteriorate over time or we were to suffer substantial penalties or criminal prosecution for violation of health and safety regulations, our customers could cancel our contracts and not award us future business.

Our business is subject to numerous hazards that could subject us to substantial monetary and other liabilities. If accidents occur, they could materially and adversely affect our business and results of operations.    Our business is subject to numerous hazards, including electrocutions, fires, natural gas explosions, mechanical failures, weather-related incidents, transportation accidents and damage to utilized equipment. These hazards could cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and, in extreme cases, criminal liability. Our safety record is an important consideration for our customers. If serious accidents or fatalities occur, we may be ineligible to bid on certain work, and existing service arrangements could be terminated. In addition, if our safety record was to deteriorate, our ability to bid on certain work could be adversely impacted. Further, regulatory changes implemented by the Occupational Safety and Health Administration could impose additional costs on us. Adverse experience with hazards and claims could have a negative effect on our reputation with our existing or potential new customers and our prospects for future work.

Federal and state legislative and regulatory developments that we believe should encourage electric power transmission infrastructure spending may fail to result in increased demand for our services.    In recent years, federal and state legislation has been passed and resulting regulations have been adopted that could significantly increase spending on electric power transmission infrastructure. However, much fiscal, regulatory and other uncertainty remains as to the impact this legislation and regulation will ultimately have on the demand for our services. The effect of these regulations is uncertain and may not result in increased spending on the electric power transmission infrastructure. Continued uncertainty regarding certain regulations may result in slower growth in demand for our services.

Renewable energy initiatives may not lead to increased demand for our services. Investments for renewable energy and electric power transmission infrastructure may not occur, may be less than anticipated or may be delayed, may be concentrated in locations where we do not have significant capabilities, and any resulting contracts may not be awarded to us, any of which could negatively impact demand for our services.

Inability to perform our obligations under EPC and fixed-price contracts could have a material adverse effect on our business, financial condition and results of operations.    EPC contracts require us to perform a range of services for our customers, some of which we routinely subcontract to other parties. While only 20%, 21% and 13% of our revenues were derived from fixed-price contracts during fiscal 2012, 2011 and 2010, respectively, more of our business is moving to fixed-price contracts. We believe that these types of contracts will become increasingly prevalent in the powerline industry. In most instances, these contracts require completion of a project by a specific date and the achievement of certain performance standards. If we subsequently fail to meet such dates or standards, we may be held responsible for costs resulting from such failure. Our inability to obtain the project management talent, material and equipment necessary to meet a project schedule or the installation of defective material or equipment could have a material adverse effect on our business, financial condition and results of operations.

Demand for some of our services is cyclical and vulnerable to industry and economic downturns, which could materially and adversely affect our business, financial condition and results of operations.    The demand for infrastructure services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. When the general level of economic activity deteriorates, our customers may delay or cancel expansions, upgrades, maintenance and repairs to their systems. A number of other factors, including the financial condition of the industry, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. We are also dependent on the amount of work that our customers outsource. During downturns in the economy, our customers may determine to outsource less work resulting in decreased demand for our services. Furthermore, the historical trend toward outsourcing of infrastructure services may not continue as we expect. In addition, consolidation, competition or capital constraints in the electric power industry may result in reduced spending by, or the loss of, one or more of our customers. These fluctuations in demand for our services could materially and adversely affect our business, financial condition and results of operations, particularly during economic downturns. Economic downturns may also adversely affect the pricing of our services.

To be successful, we need to attract and retain qualified personnel, and any inability to do so could have a material adverse effect on our business, financial condition and results of operations.    Our ability to provide high-quality services on a timely basis requires an adequate supply of engineers, skilled linemen and project managers. Accordingly, our ability to increase our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We may not be able to maintain an adequate skilled labor force necessary to operate efficiently. Our labor expenses may also increase as a result of a shortage in the supply of skilled personnel, or we may have to curtail our planned internal growth as a result of labor shortages. We may also spend considerable resources training employees who may then be hired by our competitors, forcing us to spend additional funds to attract personnel to fill those positions.

In addition, our employees might leave our company and join our competitors. If this happens, we may lose some of our existing clients that have formed relationships with these former employees. In addition, we may lose future clients to a former employee as a competitor. If we are unable to hire and retain qualified personnel in the future, there could be a material adverse effect on our business, financial condition and results of operations.

We are dependent on our senior management and other key personnel, the loss of which could have a material adverse effect on our business, financial condition and results of operations.    Our operations, including our customer relationships, are dependent on the continued efforts of our senior management and other key personnel. Although we have entered into employment agreements with our key employees, we cannot be certain that any individual will continue in such capacity for any particular period of time. We do not maintain key person life insurance policies on any of our employees. The loss of any member of our senior management or other key personnel, or the inability to hire and retain qualified management and other key personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our unionized workforce could adversely affect our operations and our ability to complete future acquisitions. In addition, we contribute to multi-employer plans that could result in liabilities to us if these plans are terminated or we withdraw.    Our acquisition of Klondyke introduced a unionized workforce to our operations, as substantially all of its hourly employees are unionized. In addition, our acquisition on August 1, 2011 of Pine Valley further expanded our unionized workforce, as substantially all of its employees also are unionized. As of March 31, 2013, approximately 8% of our employees were covered by collective bargaining agreements. This percentage could grow if more of our employees unionize or we expand our services in states that have predominantly unionized workforces in our industry. Any strikes or work stoppages could adversely impact our relationships with our customers, hinder our ability to conduct business and increase costs. Our current workforce could experience an increase in union organizing activity, particularly if legislation that would facilitate such activity becomes law. Increased unionization could increase our costs, and we may not be able to recoup those cost increases by increasing prices for our services.

With the acquisition of Klondyke in June 2010 and Pine Valley in August 2011, we now contribute to several multi-employer pension plans for employees covered by collective bargaining agreements. These plans are not administered by us, and contributions are determined in accordance with provisions of negotiated labor contracts. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multi-employer plan in the event of the employer’s withdrawal from, or upon termination of, such plan. We do not routinely review information on the net assets and actuarial present value of the multi-employer pension plans’ unfunded vested benefits allocable to us, if any, and we are not presently aware of the amounts, if any, for which we may be contingently liable if we were to withdraw from any of these plans. In addition, if any of these multi-employer plans enters “critical status” under the Pension Protection Act of 2006, we could be required to make significant additional contributions to those plans.

Our ability to complete future acquisitions could be adversely affected because of our union status for a variety of reasons. For example, our union agreements may be incompatible with the union agreements of a business we want to acquire, and some businesses may or may not want to become affiliated with a company that maintains a significant unionized workforce. Additionally, we may increase our exposure to withdrawal liabilities for underfunded multi-employer pension plans to which an acquired company contributes.

We require subcontractors to assist us in providing certain services and we may be unable to retain the necessary subcontractors to complete certain projects.    We use subcontractors to perform portions of our contracts and to manage workflow. Although we are not dependent upon any single subcontractor, general market conditions may limit the availability of subcontractors on which we rely to perform portions of our contracts and this could have a material adverse effect on our business, financial condition and results of operations.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.    We are partially self-insured for our major risks, and our insurance does not cover all types or amounts of liabilities. Our insurance policies for individual workers’ compensation and vehicle and general liability are subject to substantial deductibles of $1.0 million per occurrence. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers’ compensation and personal injury claims. Our insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, business insurance programs require collateral currently provided by $9.8 million in letters of credit and cash deposits of $0.8 million.

In addition, due to a variety of factors such as increases in claims and projected increases in medical costs and wages, insurance carriers may be unwilling to provide the current levels of coverage without a significant increase in collateral requirements to cover our deductible obligations. Furthermore, our insurance premiums may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage at acceptable rates, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Fuel costs could materially and adversely affect our operating results.    We have a large fleet of vehicles and equipment that primarily use diesel fuel. Our fuel and oil expenses have ranged from 4.3% to 4.9% of our total revenues over the last three fiscal years. Fuel costs have been very volatile over the last several years. Fuel prices and supplies are influenced by a variety of international, political and economic circumstances. In addition, weather and other unpredictable events may significantly affect fuel prices and supplies. These or other factors could result in higher fuel prices which, in turn, would increase our costs of doing business and lower our gross profit. We experienced volatility in our mark-to-market adjustment on our diesel hedging program that caused a $2.5 million increase in our cost of operations during the year ended June 30, 2012.

A portion of our business depends on our ability to provide surety bonds or letters of credit and we may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds or letters of credit.    A portion of our contracts require and we expect that a portion of our future contracts will require that we provide our customers with security for the performance of their projects. This security may be in the form of a “performance bond” (a bond whereby a commercial surety provides for the benefit of the customer a bond insuring completion of the project) or a letter of credit. Further, under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing any bonds.

Current or future market conditions, including losses incurred in the construction industry, decreases in lending activity and increases in our debt, and ultimately our performance on contracts, may have a negative effect on surety providers. These market conditions, as well as changes in our surety providers’ assessment of our operating and financial risk, could also cause our surety providers to decline to issue or renew, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions could be taken on short notice. If our surety providers were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other sureties, finding more business that does not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption or reduction in our availability of bonding capacity, we may be unable to compete for or work on certain projects and such interruption or reduction could have a material adverse effect on our business, financial condition and results of operations. If we are able to obtain letters of credit, we may be unable to provide the requested terms or amounts of our customers based upon the terms of our revolving credit facility.

We extend credit to customers for purchases of our services. In the past we have had, and in the future we may have, difficulty collecting receivables from customers that are subject to protection under bankruptcy or insolvency laws, are otherwise experiencing financial difficulties or dispute the amount owed to us.    We grant credit, generally without collateral, to our customers located throughout the United States and abroad. Consequently, we are subject to potential credit risk related to changes in the electric power and gas utility industries and their performance. Please refer to Note 17 of our consolidated financial statements in “Item 8. Financial Statements and Supplementary Data” in our Annual Report on Form 10-K for the year ended June 30, 2012 for additional information regarding the concentration of our credit risk among our larger customers. If any of our large customers, some of which are highly leveraged, file for bankruptcy or experience financial difficulties, we could suffer reduced cash flows and losses in excess of current allowances provided. We could also experience adverse financial effects if our customers dispute or refuse to pay the amounts owed to us for various reasons, such as disagreement as to the terms of the governing contract, or dissatisfaction with the quality or timing of the work we performed. Our allowance for doubtful accounts was less than 1% of accounts receivable at March 31, 2013. We cannot provide assurance that this estimate will be realized or that the allowance will be sufficient.

Weather conditions can adversely affect our operations and, consequently, revenues. The electric infrastructure servicing business is subject to seasonal variations, which may cause our operating results to vary significantly from period to period and could cause the market price of our stock to fall.    Due to the fact that a significant portion of our business is performed outdoors, our results of operations are subject to seasonal variations. These seasonal variations affect our core activities of substation and renewable project work and maintaining, upgrading and extending electrical distribution and transmission powerlines and not only our storm restoration services. Sustained periods of rain, especially when widespread throughout our service area, can negatively affect our results of operations for a particular period. In addition, during periods of El Niño conditions, typically more rainfall than average occurs over portions of the U.S. Gulf Coast and Florida, which includes a significant portion of our service territory. Generally, during the winter months, demand for new work and maintenance services may be lower due to reduced construction activity during inclement weather. As a result, operating results may vary significantly from period to period.

Our financial results are based upon estimates and assumptions that may differ from actual results.    In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”), several estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. Estimates are primarily used in our assessment of the allowance for doubtful accounts, valuation of inventory, useful lives and salvage values of property and equipment, fair value assumptions in analyzing goodwill and long-lived asset impairments, self-insured claims liabilities, forfeiture estimates relating to stock-based compensation, revenue recognition and provision for income taxes. Actual results for all estimates could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.    According to requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, we must assess our ability to maintain effective internal controls over financial reporting. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the trading price of our stock could drop significantly.

We have incurred indebtedness under a revolving credit facility, which may restrict our business and operations, and restrict our future access to sufficient funding to finance desired growth.    On August 24, 2011, we replaced our prior credit facility with a new $200.0 million revolving credit facility, which matures in fiscal 2016. As of such date, we had $115.0 million in borrowings and $61.9 million of availability under this facility (after giving effect to outstanding standby letters of credit of $23.1 million). On June 27, 2012, we exercised the accordion loan feature of the new revolving credit facility and entered into a commitment increase agreement with our lenders thereby increasing the lenders’ commitments by $75.0 million, from $200.0 million to $275.0 million. The increased commitments have been and will be used to support our general corporate purposes, including funding the UCS acquisition completed on July 2, 2012. As of March 31, 2013, we had $191.0 million of borrowings outstanding and $79.9 million of availability under the $275.0 million revolving credit facility (after giving effect to outstanding standby letters of credit of $4.1 million). The funding of the share repurchase would, if completed, increase the amount of borrowings outstanding under and reduce the amount of availability under our revolving credit facility to the extent of any borrowings made under our revolving credit facility. Our borrowing availability is subject to, and potentially limited by, our compliance with the covenants of our revolving credit facility.

We typically dedicate a portion of our cash flow to debt service. If we do not ultimately have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, which we may not be able to do on commercially reasonable terms or at all.

All of our outstanding indebtedness consists of borrowings under our revolving credit facility with a group of financial institutions, which are secured by substantially all of our assets. The terms of our revolving credit facility include customary events of default and covenants that limit us from taking certain actions without obtaining the consent of the lenders. In addition, our revolving credit facility requires us to maintain certain financial ratios and restricts our ability to incur additional indebtedness. The restrictions and covenants in our revolving credit facility may limit our ability to respond to changing business and economic conditions and may prevent us from engaging in transactions that might otherwise be considered beneficial to us.

A breach of our revolving credit facility, including any inability to comply with the required financial ratios, could result in a default. In the event of any default, the lenders thereunder would be entitled to accelerate the repayment of amounts outstanding, plus accrued and unpaid interest. Moreover, these lenders would have the option to terminate any obligation to make further extensions of credit under our revolving credit facility. In the event of a default under our revolving credit facility, the lenders thereunder could also proceed to foreclose against the assets securing such obligations. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern. Outstanding letters of credit issued under our revolving credit facility would need to be replaced with other forms of collateral. Cross defaults may also occur on other agreements including surety and lease agreements.

We may be unsuccessful at acquiring companies or at integrating companies that we acquire, and as a result, we may not achieve the expected benefits and our profitability could materially suffer.    One of our growth strategies is to consider acquisitions of additional companies that will allow us to continue to expand our energy solutions platform and geographic footprint, when attractive opportunities arise. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. We may not be able to identify, acquire or profitably manage additional businesses or to integrate successfully any acquired businesses without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management’s attention, difficulties integrating the operations and personnel of acquired businesses, failure to retain key personnel of the acquired business, risks arising from the prior operations of acquired companies and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to obtain the necessary acquisition financing or we may have to increase our indebtedness in order to finance an acquisition. If we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could adversely affect the market price of our stock. Our future business, financial condition and results of operations could suffer if we fail to successfully implement our acquisition strategy.

Our inability to enforce non-competition agreements with former principals and key management of the businesses we acquire could materially and adversely affect our operating results, cash flows and liquidity.    In connection with our acquisitions, we generally require that key management and the former principals of the businesses we acquire enter into non-competition agreements in our favor. The laws of each state differ concerning the enforceability of non-competition agreements. Generally, state courts will examine all of the facts and circumstances at the time a party seeks to enforce a non-competition agreement; consequently, we cannot predict with certainty whether, if challenged, a court will enforce any particular non-competition agreement. If one or more former principals or members of key management of the businesses we acquire violate or seek to violate these non-competition agreements, and the courts refuse to enforce the non-compete agreement entered into by such person or persons, we might be subject to increased competition, which could materially and adversely affect our operating results, cash flows and liquidity.

During the ordinary course of our business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our reputation, business, financial condition and results of operations.    We have in the past been, and may in the future be, named as a defendant in lawsuits, claims and other legal proceedings during the ordinary course of our business. These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, property damage, punitive damages, civil penalties or other losses, consequential damages or injunctive or declaratory relief. In addition, pursuant to our service arrangements, we generally indemnify our customers for claims related to the services we provide thereunder. Furthermore, our services are integral to the operation and performance of the electric distribution and transmission infrastructure. As a result, we may become subject to lawsuits or claims for any failure of the systems that we work on, even if our services are not the cause for such failures. In addition, we may incur civil and criminal liabilities to the extent that our services contributed to any property damage. With respect to such lawsuits, claims, proceedings and indemnities, we have and will accrue reserves in accordance with U.S. GAAP. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued reserves, or at material amounts, the outcome could materially and adversely affect our reputation, business, financial condition and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

Our participation in partnerships or alliances exposes us to liability and/or harm to our reputation for failures of our partners.    As part of our business, we enter into partnership or alliance arrangements. The purpose of these agreements is typically to combine skills and resources to allow for the performance of particular projects. Success on these jointly performed projects depends in large part on whether our partners satisfy their contractual obligations. We and our partners generally will be jointly and severally liable for all liabilities and obligations. If a partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from claims or lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner’s shortfall. Further, if we are unable to adequately address our partner’s performance issues, the customer may terminate the project, which could result in legal liability to us, harm our reputation and reduce our profit on a project.

Our failure to comply with, or the imposition of liability under, environmental laws and regulations could result in significant costs.    Our facilities and operations, including fueling and truck maintenance, repair, washing and final-stage manufacturing, are subject to various environmental laws and regulations relating principally to the use, storage and disposal of solid and hazardous wastes and the discharge of pollutants into the air, water and land. Violations of these requirements, or of any permits required for our operations, could result in significant fines or penalties or other sanctions. We are also subject to laws and regulations that can impose liability, sometimes without regard to fault, for investigating or cleaning up contamination, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Such liabilities may also be joint and several, meaning that we could be held responsible for more than our share of the liability involved, or even the entire amount. The presence of environmental contamination could also interfere with ongoing operations or adversely affect our ability to sell or lease our properties. In the event we fail to obtain or comply with any permits required for our activities, or our activities cause any environmental damage, we could incur significant liability. We have incurred costs in connection with environmental compliance, remediation and/or monitoring, and we anticipate that we will continue to do so. Discovery of additional contamination for which we are responsible, the enactment of new laws and regulations, which are becoming increasingly more stringent, or changes in how existing requirements are enforced, could require us to incur additional costs for compliance or subject us to unexpected liabilities.

Our results of operations could be adversely affected as a result of the impairment of goodwill or other intangibles.    When we acquire a business, we record an asset called “goodwill” equal to the excess amount we pay for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business we acquire. In accordance with U.S. GAAP, we must identify and value intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

U.S. GAAP provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should be amortized over their useful lives. U.S. GAAP also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. U.S. GAAP requires management to make certain estimates and assumptions to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we perform our impairment tests annually during the fourth quarter, or more frequently if impairment indicators are present.

We review our intangible assets with finite lives for impairment when events or changes in business conditions indicate the carrying value of the assets may not be recoverable, as required by U.S. GAAP. An impairment of intangible assets with finite lives exists if the sum of the undiscounted estimated future cash flows expected is less than the carrying value of the assets. If this measurement indicates a possible impairment, we compare the estimated fair value of the asset to the net book value to measure the impairment charge, if any.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets that totaled $230.7 million at March 31, 2013. Such events include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, material negative changes in our relationships with material customers and other parties breaching their contractual obligations under non-compete agreements. Any material decline in our market capitalizations could also result in an impairment of our goodwill. Future impairments, if any, will be recognized as operating expenses.

Risks associated with operating in international markets could restrict our ability to expand globally and harm our business and prospects, and we could be adversely affected by our failure to comply with the laws applicable to our foreign activities, including the U.S. Foreign Corrupt Practices Act and other similar worldwide anti-bribery laws.    We are in the process of expanding our operations internationally and expect that the number of countries that we operate in could increase over the next few years. Economic conditions, including those resulting from wars, civil unrest, acts of terrorism and other conflicts or volatility in the global markets, may adversely affect our customers, their demand for our services and their ability to pay for our services. Furthermore, we anticipate our ability to provide construction services in these countries would be heavily reliant on local workforces to perform the non-management labor. These workforces will be susceptible to local labor issues, some of which we may be unaware. Consequently, we could have difficulty performing under our agreements in these countries if the local workforce is incapable, uncooperative or unwilling to contract with us. In addition, there are numerous risks inherent in conducting our business internationally, including, but not limited to, potential instability in international markets, changes in regulatory requirements applicable to international operations, currency fluctuations in foreign countries, political, economic and social conditions in foreign countries and complex U.S. and foreign laws and treaties, including tax laws and the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). These risks could restrict our ability to provide services to international customers or to operate our international business profitably, and our overall business and results of operations could be negatively impacted by our foreign activities.

The FCPA and similar anti-bribery laws in other jurisdictions prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We have policies and procedures designed to ensure that we, our employees and our agents comply with the FCPA and other anti-bribery laws. However, there is no assurance that such policies or procedures will protect us against liability under the FCPA or other laws for actions taken by our agents, employees and intermediaries. If we are found to be liable for FCPA violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from severe criminal or civil penalties or other sanctions, which could have a material adverse effect on our reputation, business, financial condition and results of operations. In addition, detecting, investigating, and resolving actual or alleged FCPA violations is expensive and can consume significant time and attention of our senior management.

We may incur additional healthcare costs arising from federal healthcare reform legislation.    In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law in the United States. This legislation expands health care coverage to many uninsured individuals and expands coverage to those already insured. The changes required by this legislation could cause us to incur additional healthcare and other costs, although we do not expect any material short-term impact on our financial results as a result of the legislation. We are currently assessing the extent of any long-term impact from the legislation, including any potential changes to this legislation.

Risks related to our common stock and this offering

Our share price could be volatile and could decline, resulting in a substantial or complete loss of your investment. The market price of our stock may be influenced by many factors, some of which are beyond our control.    These factors include the various risks described in this section as well as the following:

•	the failure of securities analysts to continue to cover our common stock or changes in financial estimates or recommendations by analysts;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	changes in market valuation or earnings of our competitors;

•	variations in quarterly operating results;

•	availability of capital;

•	general economic conditions;

•	terrorist acts;

•	legislation;

•	future sales of our common stock; and

•	investor perception of us and the electric utility industry.

Additional factors that do not specifically relate to our company or the electric utility industry may also materially reduce the market price of our common stock, regardless of our operating performance.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.    The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of May 1, 2013, there were 35,293,870 shares of our common stock issued and outstanding, including the 6,500,000 shares to be offered and sold in this offering.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.    The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering, including additional shares owned and that might be offered for sale by Lindsay Goldberg. The sales, or the perception that these sales might occur, could depress the market price. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

After the completion of this offering, Lindsay Goldberg will continue to have the right, subject to certain conditions, to require us to register additional shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves or other stockholders. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than stock transfer taxes and underwriting discounts or commissions). See “Item 13. Certain Relationships and Related Party Transactions” in our Annual Report on Form 10-K for the year ended June 30, 2012.

In connection with this offering, the selling stockholder has agreed to lock-up restrictions, meaning that the selling stockholder and its permitted transferees will not be permitted to sell any shares of our common stock for 60 days after the date of this prospectus supplement, subject to the exceptions discussed in “Underwriting,” without the prior consent of J.P. Morgan Securities LLC. We and certain of our directors and officers have also agreed to lock-up restrictions in connection with this offering, meaning that we and they will not be permitted to sell any shares of our common stock for 90 days after the date of this prospectus supplement, subject to the exceptions discussed in “Underwriting,” without the prior consent of J.P. Morgan Securities LLC. J.P. Morgan Securities LLC may, in its sole discretion and without notice, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting.”

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.

After this offering and the share repurchase, Lindsay Goldberg may continue to have significant influence over us, which may limit your ability to influence corporate matters or result in actions that you do not believe to be in our interests or your interests.    Following this offering and the share repurchase, Lindsay Goldberg will beneficially own, in the aggregate, approximately     % of our issued and outstanding common stock, or approximately     % of our issued and outstanding common stock if the underwriters exercise their option to purchase additional shares in full. As a result, Lindsay Goldberg may be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction.

Lindsay Goldberg’s ownership of issued and outstanding common stock may limit your ability to influence corporate matters, and the interests of Lindsay Goldberg may not coincide with our interests or your interests. As a result, we may take actions that you do not believe to be in our interests or your interests and that could depress our stock price.

Anti-takeover provisions of our charter and bylaws may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that stockholders might consider favorable.    Provisions of our charter and bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include: the authority of the board to issue preferred stock with terms as the board may determine, the absence of cumulative voting in the election of directors, limitations on who may call special meetings of stockholders and advance notice requirements for stockholder proposals.

We do not intend to pay cash dividends in the foreseeable future.    We currently intend to continue to retain any future earnings to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including the limits imposed by our revolving credit facility. These factors include our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, any contractual restrictions, the income tax laws then in effect and the requirements of Delaware law. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference may contain certain “forward-looking statements” under the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such “forward-looking statements” include information relating to, among other matters, our future prospects, developments and business strategies for our operations. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our company and the industry in which we operate and management’s beliefs and assumptions. Words such as “may,” “should,” “expect,” “anticipate,” “intend,” “plan,” “predict,” “potential,” “continue,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Such risks include, without limitation, those identified under the heading “Risk factors.” Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties include, among other things:

•

We derive a significant portion of our revenues from a small group of customers. The loss of, or a significant decrease in services to, any of our major customers could materially and adversely affect our business, financial condition and results of operations;

•	Our customers often have no obligation to assign work to us, and many of our arrangements may be terminated on short notice. As a result, we are at risk of losing significant business on short notice;

•

Our industry is highly competitive and we may be unable to compete effectively, retain our customers or win new customers, which could materially and adversely affect our business, financial condition and results of operations;

•

Our storm restoration services are highly volatile and unpredictable, which could result in substantial variations in, and uncertainties regarding, the levels of our financial results from period to period;

•	We are subject to the risks associated with government construction projects;

•	We may incur warranty costs that could adversely affect our profitability;

•	We may incur liabilities or suffer negative financial or reputational impacts relating to occupational health and safety matters;

•

Our business is subject to numerous hazards that could subject us to substantial monetary and other liabilities. If accidents occur, they could materially and adversely affect our business and results of operations;

•	Federal and state legislative and regulatory developments that we believe should encourage electric power transmission infrastructure spending may fail to result in increased demand for our services;

•	Inability to perform our obligations under EPC and fixed-price contracts could have a material adverse effect on our business, financial condition and results of operations;

•	Demand for some of our services is cyclical and vulnerable to industry and economic downturns, which could materially and adversely affect our business, financial condition and results of operations;

•	To be successful, we need to attract and retain qualified personnel, and any inability to do so could have a material adverse effect on our business, financial condition and results of operations;

•	We are dependent on our senior management and other key personnel, the loss of which could have a material adverse effect on our business, financial condition and results of operations;

•

Our unionized workforce could adversely affect our operations and our ability to complete future acquisitions. In addition, we contribute to multi-employer plans that could result in liabilities to us if these plans are terminated or we withdraw;

•	We require subcontractors to assist us in providing certain services and we may be unable to retain the necessary subcontractors to complete certain projects;

•	Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all;

•	Fuel costs could materially and adversely affect our operating results;

•

A portion of our business depends on our ability to provide surety bonds or letters of credit and we may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds or letters of credit;

•

We extend credit to customers for purchases of our services. In the past we have had, and in the future we may have, difficulty collecting receivables from customers that are subject to protection under bankruptcy or insolvency laws, are otherwise experiencing financial difficulties or dispute the amount owed to us;

•

Weather conditions can adversely affect our operations and, consequently, revenues. The electric infrastructure servicing business is subject to seasonal variations, which may cause our operating results to vary significantly from period to period and could cause the market price of our stock to fall;

•	Our financial results are based upon estimates and assumptions that may differ from actual results;

•	Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price;

•	We have incurred indebtedness under a revolving credit facility, which may restrict our business and operations, and restrict our future access to sufficient funding to finance desired growth;

•	We may be unsuccessful at acquiring companies or at integrating companies that we acquire, and as a result, we may not achieve the expected benefits and our profitability could materially suffer;

•

Our inability to enforce non-competition agreements with former principals and key management of the businesses we acquire could materially and adversely affect our operating results, cash flows and liquidity;

•

During the ordinary course of our business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our reputation, business, financial condition and results of operations;

•	Our participation in partnerships or alliances exposes us to liability and/or harm to our reputation for failures of our partners;

•	Our failure to comply with, or the imposition of liability under, environmental laws and regulations could result in significant costs;

•	Our results of operations could be adversely affected as a result of the impairment of goodwill or other intangibles;

•

Risks associated with operating in international markets could restrict our ability to expand globally and harm our business and prospects, and we could be adversely affected by our failure to comply with the laws applicable to our foreign activities, including the U.S. Foreign Corrupt Practices Act and other similar worldwide anti-bribery laws;

•	We may incur additional healthcare costs arising from federal healthcare reform legislation; and

•

Such other factors described in more detail in (1) the “Risk factors” section of this prospectus supplement and (2) “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended June 30, 2012, filed with the SEC on September 5, 2012, as updated by our subsequent filings with the SEC.

Concurrent company repurchase of common stock

Concurrently with this offering, we have agreed with the selling stockholder to repurchase $40 million of our common stock from the selling stockholder in a private transaction at the price at which the shares of common stock are sold to the public in this offering, less the underwriting discount (the “share repurchase”). The agreement between the selling stockholder and us for the share repurchase represents a private, non-underwritten transaction that was negotiated, reviewed and recommended by a special committee of our board of directors, composed entirely of independent directors. The closing of the share repurchase is contingent on the closing of, and is expected to occur concurrently with, this offering. The closing of this offering is not contingent on the closing of the share repurchase. At the closing of the share repurchase, the shares repurchased by the Company from the selling stockholder will be cancelled. The information in this prospectus supplement regarding the share repurchase is included herein solely for informational purposes.

Use of proceeds

The selling stockholder will receive all of the net proceeds from the sale of the shares of common stock offered hereby. We will not receive any proceeds from this offering, including any proceeds from the sale of shares by the selling stockholder pursuant to an exercise by the underwriters of their option to purchase additional shares.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the concurrent repurchase of $40 million of our common stock from the selling stockholder in a private transaction at the price at which the shares of common stock are sold to the public in this offering, less the underwriting discount, including the planned use of a combination of borrowings under our revolving credit facility and available cash to fund the share repurchase.

You should read this table together with the financial statements and other financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2013
	Actual	As Adjusted

	(In thousands)
Cash and cash equivalents	$5,970	$

Total debt(1)	$191,000	$

Stockholders’ equity:
Preferred stock, par value $0.001 per share; 100,000 authorized shares; no shares issued and outstanding	—
Common stock, par value $0.001 per share; 100,000 authorized shares; 35,291 shares issued and outstanding on an actual basis, and shares issued and outstanding on an as adjusted basis(2)	6,428
Additional paid-in capital	175,758
Accumulated other comprehensive loss, net of taxes	(124)
Retained earnings	97,850

Total stockholders’ equity	279,912

Total capitalization	$470,912	$

(1)	The only debt outstanding as of March 31, 2013 was under our $275.0 million revolving credit facility. At that time, we had $191.0 million in borrowings and an availability of $79.9 million (after giving effect to $4.1 million of outstanding standby letters of credit). This borrowing availability is subject to a number of affirmative and restrictive covenants.

(2)	The number of shares of common stock the Company will repurchase from the selling stockholder will range from 2,881,844 shares to 3,105,590 shares if the per share purchase price of our common stock is $0.50 higher or lower, respectively, than the closing price of our common stock on May 10, 2013 of $13.38.

Matters regarding our common stock

Market price of common stock

The following table sets forth the high and low sales prices for our common stock as reported on the NYSE for the periods indicated.

	High	Low

Fiscal Year Ended June 30, 2011
Third Quarter	$10.17	$8.12
Fourth Quarter	$10.49	$7.90

Fiscal Year Ended June 30, 2012
First Quarter	$9.91	$6.64
Second Quarter	$7.95	$6.20
Third Quarter	$9.62	$7.13
Fourth Quarter	$8.60	$6.95

Fiscal Year Ending June 30, 2013
First Quarter	$9.19	$7.72
Second Quarter	$10.98	$7.55
Third Quarter	$15.18	$9.40
Fourth Quarter (through April 30, 2013)	$15.84	$13.75

Dividend policy

Since our initial public offering, we have not paid quarterly dividends on our common stock and have paid one special cash dividend on our common stock, which we paid in December 2012. We currently intend to continue to retain any future earnings to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including the limits imposed by our revolving credit facility. These factors include our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, any contractual restrictions, the income tax laws then in effect and the requirements of Delaware law.

Transfer agent and registrar

The transfer agent and registrar of our common stock is Computershare Inc.

Selling stockholder

This prospectus supplement relates to the resale from time to time of up to a total of 6,500,000 shares of our common stock by the selling stockholder. The following table sets forth information with respect to the current beneficial ownership of the selling stockholder, the number of shares of our common stock being offered hereby by such selling stockholder and information with respect to shares of common stock to be beneficially owned by the selling stockholder after completion of this offering and the share repurchase. The percentages in the following table reflect the shares of common stock beneficially owned by the selling stockholder as a percentage of the total number of shares of our common stock issued and outstanding as of May 1, 2013. As of May 1, 2013, there were 35,293,870 shares of our common stock issued and outstanding.

The amounts and percentages of shares of common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnote below, the beneficial owner has sole voting and investment power with respect to the indicated shares of common stock.

Name of beneficial owner	Prior to this offering and the share repurchase		Shares of common stock being offered	Assuming the underwriters’ option is not exercised		Assuming the underwriters’ option is exercised
	Shares beneficially owned prior to this offering and the share repurchase			Shares beneficially owned after completion of this offering and the share repurchase(1)		Shares beneficially owned after completion of this offering and the share repurchase(1)
	Number	Percentage	Number	Number	Percentage	Number	Percentage

LGB Pike II LLC(2)	13,111,093	37.1%	6,500,000		%		%

(1)	In the event that this offering is completed but the share repurchase is not, the selling stockholder will be the beneficial owner of 6,611,093 shares and approximately 18.7% of our issued and outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock (or 5,636,093 shares and approximately 16.0% of our issued and outstanding common stock if the underwriters’ option is fully exercised).

(2)	Each of LGB Pike II LLC, Lindsay Goldberg & Bessemer L.P., Lindsay Goldberg & Bessemer GP LP and Lindsay Goldberg & Bessemer GP LLC (collectively, the “Lindsay Goldberg Entities”) has voting and sole dispositive power with respect to the securities. The shares of common stock are held directly by LGB Pike II LLC, whose sole manager is Lindsay Goldberg & Bessemer L.P. The general partner of Lindsay Goldberg & Bessemer L.P. is Lindsay Goldberg & Bessemer GP LP, whose general partner is Lindsay Goldberg & Bessemer GP LLC. Alan E. Goldberg and Robert D. Lindsay, through these intermediate entities, indirectly have shared control over Lindsay Goldberg & Bessemer L.P., the sole manager of LGB Pike II LLC. By virtue of his affiliation with the Lindsay Goldberg Entities, J. Russell Triedman may be deemed to have or share beneficial ownership of shares of Pike common stock beneficially owned by the Lindsay Goldberg Entities. Except to the extent of its pecuniary interest therein, each of Lindsay Goldberg & Bessemer L.P., Lindsay Goldberg & Bessemer GP LP, Lindsay Goldberg & Bessemer GP LLC and Messrs. Goldberg, Lindsay and Triedman expressly disclaims beneficial ownership of the securities held by LGB Pike II LLC. The address for each Lindsay Goldberg Entity and Messrs. Goldberg, Lindsay and Triedman is c/o Lindsay Goldberg & Bessemer L.P., 630 Fifth Avenue, 30th Floor, New York, New York 10111. Messrs. Lindsay and Triedman are members of our board of directors.

Certain U.S. federal income and estate tax

considerations for non-U.S. holders

The following discussion is a general summary of certain U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (1) purchase our common stock in this offering, (2) will hold the common stock as a capital asset for tax purposes and (3) are a “non-U.S. Holder.” You are a non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:

•	a citizen or individual resident of the United States;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, U.S. expatriate, former citizen or long-term permanent resident of the United States or partnership or other pass-through entity for U.S. federal income tax purposes). This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (the “IRS”) and all other applicable authorities (all such sources of law, “Tax Authorities”). The Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-U.S. HOLDERS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty (special certification and other requirements may apply if our common stock is held through certain foreign intermediaries). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution to the extent not constituting a dividend will be treated first as reducing your basis in your shares of our common stock and, to the extent it exceeds your basis, as capital gain.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected earnings and profits may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale or other disposition of our common stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and do not anticipate we will become) at any time within the shorter of the five-year period ending on the date of disposition or your holding period for our common stock and, provided that our common stock is regularly traded on an established securities market, you hold or have held, directly or indirectly, more than 5% of our common stock at any time during the applicable period.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax (described above) also may apply to your effectively connected earnings and profits. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

Information reporting and backup withholding requirements

We must report annually to the IRS and to each non-U.S. Holder the amount of any dividends or other distributions we pay to you and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty, exchange of information treaty or other agreement.

Under certain circumstances, the United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a non-U.S. Holder or you are a corporation or one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met, or you are an exempt recipient. Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Legislation affecting taxation of common stock held by or through foreign entities

In addition to the withholding described above, legislation enacted in 2010, known as the Foreign Account Tax Compliance Act (“FATCA”), generally imposes a withholding tax of 30% on dividends paid with respect to our common stock and on the gross proceeds of a sale or other disposition of our common stock, if the payments are made to a foreign entity, unless certain diligence, reporting, withholding and certification obligations and requirements are met. Recently finalized U.S. Treasury regulations delay the implementation of withholding under FATCA with respect to dividends until after December 31, 2013, and with respect to payments of gross proceeds until after December 31, 2016.

The withholding under FATCA may be avoided if (i) the foreign entity is a “foreign financial institution” (as defined in the Code) and such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) the foreign entity is not a “foreign financial institution” and makes a certification identifying its substantial U.S. owners (as defined in the Code) or makes a certification that such foreign entity does not have any substantial U.S. owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. Holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

Non-U.S. Holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

U.S. federal estate tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

Underwriting

The selling stockholder is offering the shares of common stock described in this prospectus supplement through J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as underwriters and joint book-running managers of this offering. We have entered into an underwriting agreement with the underwriters and the selling stockholder. Subject to the terms and conditions of the underwriting agreement, the selling stockholder has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	6,500,000

The underwriters are committed to purchase all the common shares offered by the selling stockholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $         per share under the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 975,000 additional shares of common stock from the selling stockholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholder per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise	With full exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, including selling stockholder expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

In addition, we have agreed with the selling stockholder to repurchase $40 million of our common stock from the selling stockholder in a private transaction at the price at which the shares of common stock are sold to the public in this offering, less the underwriting discount. The closing of the share repurchase is contingent on the closing of this offering. The closing of this offering is not contingent on the closing of the share repurchase. See “Concurrent company repurchase of common stock.”

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

The selling stockholder has agreed that it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, our common stock or such other securities which may be deemed to be beneficially owned by the selling stockholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock without the prior written consent of J.P. Morgan Securities LLC, for a period of 60 days after the date of this prospectus supplement, in each case other than the shares of our common stock to be sold by the selling stockholder in connection herewith. Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, we have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC, for a period of 90 days after the date of this prospectus supplement, other than (A) stock options granted pursuant to existing equity-based compensation plans of our company and its subsidiaries (the “Company Stock Plans”) or any shares of our common stock issued upon the exercise of options or vesting of restricted stock units granted under Company Stock Plans or (B) any shares of our common stock issued in connection with any merger, consolidation, stock purchase, asset purchase or similar business combination by our company or any of its subsidiaries where the number of shares issued does not exceed 10% of the number of shares of our common stock outstanding after giving effect to the offering, and the recipients thereof provide to the underwriters a signed lock-up agreement substantially in the form provided for in the underwriting agreement. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, our common stock or such other securities which may be deemed to be beneficially owned by such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than (A) the shares of our common stock to be sold in connection herewith, (B) transfers of shares of our common stock as a bona fide gift or gifts, (C) distributions of shares of our common stock to members or stockholders of such directors or executive officers, (D) transfers to any trust for the direct or indirect benefit of such directors or executive officers or a member of the immediate family (where, for purposes of the lock-up agreements, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin) of such directors or executive officers in a transaction not involving a disposition for value, (E) transfers to any corporation, partnership, limited liability company or other entity of all the beneficial ownership interests which are held by such directors or executive officers or a member of the immediate family of such directors or executive officers in a transaction not involving a disposition for value, (F) transfers by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such directors or executive officers, or (G) transfers to any affiliate of such directors or executive officers or any investment fund or other entity controlled or managed by such directors or executive officers in a transaction not involving a disposition for value; provided that in the case of any transfer or distribution pursuant to clause (B), (C), (D), (E), (F) or (G), each donee or distributee shall execute and deliver to the underwriters a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clause (B), (C), (D), (E), (F) or (G), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above).

Furthermore, notwithstanding the above restrictions, our directors or executive officers may, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, exercise any option to purchase shares of our common stock granted under any omnibus incentive compensation plan of our company; provided that (i) any common stock received upon such exercise shall be subject to any such director’s or executive officer’s lock-up agreement with the underwriters and (ii) no filing by such directors or executive officers under the Exchange Act reporting a reduction of beneficial ownership or other public announcement shall be required or shall be made voluntarily in connection with such exercise (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above).

Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and/or the selling stockholder and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, the selling stockholder and such affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. In particular, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our revolving credit facility. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates and/or the selling stockholder and its affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In addition, pursuant to an agreement entered into in July 2012, we have agreed to pay Lazard Freres & Co. LLC a fee of $1.75 million upon the completion of the offering in connection with its role as our special committee’s financial advisor.

Other than in the United States, no action has been taken by us, the selling stockholder or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus supplement may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus supplement shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov and through the NYSE, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We make available free of charge through our web site, which you can find at http://www.pike.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Legal matters

The validity of the shares of common stock being offered hereby will be passed upon for us by Moore & Van Allen PLLC, Charlotte, North Carolina and certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell  LLP, New York, New York.

Experts

The consolidated financial statements of the Company included in the Company’s Annual Report (Form 10-K) for the year ended June 30, 2012 including the financial statement schedule appearing therein, and the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” in this prospectus supplement the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference in this prospectus supplement the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the termination of the offering under this prospectus supplement; provided, however, that we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or 7.01 of any Current Report on Form 8-K:

(1)	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2012, including those sections incorporated by reference from our Definitive Proxy Statement on Schedule 14A filed with the SEC on September 20, 2012;

(2)	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2012, December 31, 2012 and March 31, 2013;

(3)	Our Current Reports on Form 8-K filed with the SEC on July 2, 2012, August 29, 2012, September 17, 2012, November 2, 2012, December 4, 2012 and May 13, 2013; and

(4)	The description of our common stock contained in the Registration Statement on Form 8-A, filed with the SEC on July 25, 2005 pursuant to Section 12(b) of the Exchange Act, including any amendment thereto or report filed for the purpose of updating such description.

Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes such statement.

You can obtain copies of the documents incorporated by reference in this prospectus supplement but not delivered with this prospectus supplement without charge through our web site, http://www.pike.com, soon after we electronically file the material with, or furnish it to, the SEC, or by requesting them in writing or by telephone at: Pike Electric Corporation, 100 Pike Way, Mount Airy, North Carolina 27030, Attention: Investor Relations, (336) 789-2171.

PROSPECTUS

8,000,000 Shares

PIKE ELECTRIC CORPORATION

Common Stock

This prospectus relates to the offer and sale of up to 8,000,000 shares of our common stock from time to time by LGB Pike II LLC, an affiliate of Lindsay, Goldberg & Bessemer L.P., including LGB Pike II LLC’s transferees, pledgees, donees, assignees or successors. Pike Electric Corporation will not receive any proceeds from the sale of shares by LGB Pike II LLC. We will identify the number of shares of common stock to be sold by LGB Pike II LLC in the prospectus supplement relating to that offering. The amounts, prices and terms of an offering will be determined by market conditions at the time of such offering and will be specified in a supplement to this prospectus. The prospectus supplement will also describe the specific terms of an offering. In addition, information in the prospectus supplement may supplement, update or change other information contained in this prospectus, and we may supplement, update or change any of the information contained in this prospectus by incorporating information by reference in this prospectus. You should read this prospectus, any prospectus supplement and the information incorporated by reference into this prospectus and such prospectus supplement carefully before you invest.

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol “PEC”. The last reported sale price of our common stock on the NYSE on September 6, 2006 was $16.55 per share.

Investing in our common stock involves risks. Before buying our common stock, you should read the risk factors included in our most recent Annual Report on Form 10-K under the heading “Risk Factors” and the risk factors included in our periodic reports, in the prospectus supplements relating to specific offerings and in other information we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated September 20, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement that Pike Electric Corporation has filed with the Securities and Exchange Commission (“SEC”). Under the shelf registration statement, LGB Pike II LLC may sell our common stock in one or more offerings from time to time. For further information about our business and the securities, you should refer to the registration statement, its exhibits and the documents incorporated by reference in the registration statement. The exhibits to the registration statement and the documents we incorporate by reference contain the full text of certain contracts and other important documents summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities LGB Pike II LLC may offer, you should review the full text of those documents. The registration statement and the incorporated documents can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

Each time shares are sold pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

In this prospectus, the terms “Pike,” “we,” “us” and “our” refer to Pike Electric Corporation, a Delaware corporation, and its subsidiaries and their respective predecessors in interest, unless the context otherwise requires. References in this prospectus to Lindsay Goldberg & Bessemer are to Lindsay Goldberg & Bessemer L.P., together with its affiliated investment partnerships, including LGB Pike II LLC, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

Pike files annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, you can read and copy our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), so long as the registration statement of which this prospectus is a part remains effective:

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2005, filed with the SEC on September 28, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, filed with the SEC on November 14, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005, filed with the SEC on February 13, 2006;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the SEC on May 12, 2006; and

•

Current Reports on Form 8-K, filed with the SEC on August 3, 2005, September 15, 2005 (with respect to Item 5.02 only), October 26, 2005, December 13, 2005, January 23, 2006, April 11, 2006, June 8, 2006 and August 17, 2006.

You may make a written or oral request for a copy of any filings referred to above, at no cost, by contacting us at the following address: Attn: Investor Relations Manager, 100 Pike Way, Mount Airy, NC 27030, telephone number (336) 719-4462.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. Neither Pike nor LGB Pike II LLC has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. LGB Pike II LLC will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information Pike previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT PIKE ELECTRIC CORPORATION

We are one of the largest third-party providers of outsourced electric distribution and transmission services in the United States. Our core activities consist of the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission power lines. Our customers include more than 150 electric utilities, cooperatives and municipalities across a contiguous 19-state region that stretches from Pennsylvania in the north to Florida in the southeast and to Texas in the southwest.

We focus on the distribution and sub-500 kV transmission sector of the electric infrastructure services industry, which we believe to be the largest and most attractive sector in the industry. Based on data from Edison Electric Institute, utilities are estimated to spend $14 billion per year on average over the next 10 years on distribution investment, which is almost triple the size of transmission spending. Moreover, expenditures on distribution are generally more stable than those for heavy transmission infrastructure, which tend to be characterized by distinct, large, one-time projects. We derive over 90% of our revenues from master service arrangements, under which we are paid either on an hourly basis or for each unit of work completed, rather than under the fixed-price contracts typically associated with large-scale transmission construction projects. In addition to our core distribution and transmission services, we also offer storm restoration services and a variety of value-added ancillary services.

The electric power industry in the United States is an over $250 billion market with electricity consumption having grown at an average compound annual growth rate (“CAGR”) of 2.4% from 1975 to 2005, according to the Energy Information Administration. The industry is comprised of investor-owned utilities, municipal utilities, cooperatives, federally-owned utilities, independent power producers and independent transmission companies with three distinct functions: generation, distribution and transmission. The electric distribution and transmission infrastructure is the critical network that connects power from generators to residential, commercial and industrial end users. Electric transmission refers to power lines through which electricity is transmitted over long distances at high voltages (over 230 kilovolts, or kV) and the lower voltage lines that connect the high voltage transmission infrastructure to local distribution networks. Electric distribution refers to the local municipal, cooperative or utility distribution network, including associated substations, that provides electricity to end users over shorter distances. Within this electric network, there are over a million miles of distribution lines, more than 180,000 miles of high-voltage transmission lines and an estimated 60,000 high-voltage substations that monitor, control, stabilize and modify voltage levels throughout the network.

Electric distribution and transmission infrastructure requires ongoing maintenance, upgrades and extensions to manage power line congestion, avoid delivery failures and connect distribution lines to new end users. This infrastructure further requires emergency repairs whenever unexpected power outages or damage occur. The required maintenance, upgrades and extensions, as well as the emergency repairs, are performed by the utility companies that own the relevant power lines and by third-party service providers, such as our company, to which utilities, cooperatives and municipalities outsource some of their needs.

We have focused on developing strong, long-term relationships with major electric utilities, cooperatives and municipalities. We have a diverse, well-capitalized customer base that includes over 150 electric companies throughout our service territory. We have employed a customer-focused philosophy that has resulted in customer loyalty, as exemplified by our 60-year relationship with our first customer, Duke Energy, our 48-year relationship with American Electric Power Company, Inc. and our 31-year relationship with TXU Corp. Our relationships with our top 15 customers average approximately 33 years. We preserve these relationships by providing top-quality service and maintaining advanced equipment.

As of July 31, 2006, we employed a non-union workforce of over 6,800 employees, many of whom occupy highly skilled positions. Our workforce is supported by a large, modern fleet consisting of over 5,000 pieces of motorized vehicles and equipment.

We were incorporated in North Carolina in 1968 and reincorporated in Delaware on July 1, 2005. Our principal executive offices are located at 100 Pike Way, Mount Airy, NC 27030. Our telephone number is (336) 789-2171. Our World Wide Web site address is www.pike.com. Information contained on our Web site or that can be accessed through our Web site is not incorporated by reference in this prospectus. You should not consider information contained on our Web site or that can be accessed through our Web site to be part of this prospectus.

See “Where You Can Find More Information” above.

RISK FACTORS

Investing in our common stock involves risks. Our business, financial condition, operating results and cash flows can be impacted by a number of factors, any of which could cause our results to vary materially from recent results or from our anticipated future results. You should carefully consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus, and the risk factors included in our periodic reports, in the prospectus supplements relating to specific offerings and in other information filed with the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended to be “forward-looking statements” under the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate and management’s beliefs and assumptions. Words such as “expect,” “anticipate,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “should,” “could,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

You are advised to read carefully the risk factors and the Forward-Looking Statement section in our most recent Annual Report on Form 10-K under the headings “Risk Factors” and “Forward-Looking Statements,” respectively, and the risk factors and the Forward-Looking Statements sections included in our periodic reports, in the prospectus supplements relating to specific offerings and in other information we file with the Securities and Exchange Commission.

USE OF PROCEEDS

We will not receive any proceeds from the sales of shares of our common stock by LGB Pike II LLC.

DESCRIPTION OF CAPITAL STOCK

We were originally incorporated in North Carolina in 1968 and reincorporated in Delaware on July 1, 2005. The following summary descriptions of our capital stock do not purport to be complete. The rights of the holders of our capital stock are set forth in our certificate of incorporation and bylaws as well as the stockholders agreement, each of which has been filed with the SEC and is incorporated by reference in this prospectus.

Authorized Capitalization

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. As of August 31, 2006, 32,596,786 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our Board of Directors and as provided by law, with each share of common stock entitling its holder to one vote. Except in respect of matters relating to the election and removal of directors on our Board of Directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board of Directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are validly issued, fully paid and nonassessable.

Registration Rights

Certain of our stockholders have certain registration rights with respect to our common stock. These rights are described or incorporated by reference in our most recent Annual Report on Form 10-K under “Item 13. Certain Relationships and Related Transactions.”

Preferred Stock

Our Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Anti-Takeover Effects of the Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our Board of Directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Board of Directors

Our certificate of incorporation provides that the number of directors will be fixed in the manner provided in our bylaws. Our bylaws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the Board. Our Board of Directors currently has seven members.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws provide that special meetings of the stockholders may be called only upon the request of any two directors. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the Delaware General Corporation Law (DGCL), any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

Business Combinations under Delaware Law

Our certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the Board of Directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees and agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar of the common stock is National City Bank.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “PEC”.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock held by LGB Pike II LLC that were issued and outstanding prior to the filing of the registration statement with the SEC. LGB Pike II LLC, including its transferees, pledgees, donees, assignees or successors, may from time to time offer and sell pursuant to this prospectus any or all of the common stock listed below.

LGB Pike II LLC may be deemed to be an “underwriter” as defined in the Securities Act. Any profits realized by LGB Pike II LLC may be deemed to be underwriting commissions.

LGB Pike II LLC is the beneficial owner of 13,111,093 shares of our common stock, (approximately 40.2% of our undiluted outstanding common stock as of August 31, 2006) and may offer up to 8,000,000 shares of our common stock in one or more offerings pursuant to this prospectus. Accordingly, no estimate can be given as to the number of shares of common stock that will be held by LGB Pike II LLC upon consummation of any sales. LGB Pike II LLC would own 5,111,903 shares of our common stock (approximately 15.7%) of our undiluted outstanding common stock as of August 31, 2006) if it were to offer all of its shares of common stock registered by this prospectus pursuant to this prospectus. LGB Pike II LLC may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of its shares since the date of this information. Information about LGB Pike II LLC may change over time. Any changed information will be incorporated by reference into or set forth in prospectus supplements to this prospectus.

LGB Pike II LLC, an affiliate of Lindsay Goldberg & Bessemer, is party to a stockholders agreement with us and certain stockholders who are members of our management. The stockholders agreement provides that J. Eric Pike, our chief executive officer, has the right to occupy one seat on the Board of Directors so long as he is our chief executive officer and controls at least 1,321,965 shares of our common stock. So long as Mr. Pike has the right to a seat on the Board of Directors, then LGB Pike II LLC and any affiliate of LGB Pike II LLC must vote in favor of the election of Mr. Pike to the board. Under the terms of the stockholders agreement, each stockholder party thereto has agreed not to transfer or sell any shares of common stock unless such transfer or sale is pursuant to an effective registration statement or, unless consented to by the company or transferred to certain permitted transferees, the holder delivers an opinion of counsel to the effect that an exemption from registration is available. The stockholders agreement provides that LGB Pike II LLC has registration rights with respect to our common stock. LGB Pike II LLC and its affiliates have demand registration rights under which they may require us at any time to register any or all of the common stock they hold. The demand registration rights held by LGB Pike II LLC and its affiliates include the right to require us to file a shelf registration statement permitting those stockholders to sell into the market from time to time over an extended period of time. In addition, each of LGB Pike II LLC and its affiliates have piggyback registration rights. If we propose to register any additional securities, other than a registration in connection with an employee benefit or similar plan or an exchange offer, we will be required to give each party to the stockholders agreement the opportunity to participate in such registration. We have agreed to indemnify any stockholder that sells shares of our common stock upon exercise of registration rights against certain liabilities under the Securities Act.

Pike Electric, Inc, our subsidiary, entered into a management advisory services agreement with Goldberg Lindsay & Co. LLC, an affiliate of Lindsay Goldberg & Bessemer, on April 18, 2002 in connection with our 2002 recapitalization, and amended and restated that agreement on July 1, 2004 in connection with our acquisition of Red Simpson, Inc., increasing the management fee to $375,000 per quarter from $250,000 per quarter. Under the agreement, Goldberg Lindsay & Co. LLC agreed to provide management, financial, strategic planning and similar advisory services to Pike Electric. In addition, Goldberg Lindsay & Co. LLC received one-time transaction fees for structuring the transactions related to our 2002 recapitalization and the acquisition of Red Simpson of $3,750,000 and $3,125,000, respectively. Pursuant to the agreement, Pike Electric also agreed to indemnify Goldberg Lindsay & Co. LLC and its members, partners and affiliates, and their respective directors, officers, agents and employees, against losses arising out of or in connection with the agreement, any activities contemplated by the agreement or any services rendered under the agreement. In connection with our initial public offering, we agreed to terminate the management advisory services agreement, effective June 15, 2005, for an aggregate consideration of $4,000,000, which was paid at the closing of our initial public offering.

Certain current and former members of our board of directors are affiliated with Lindsay Goldberg & Bessemer. Robert D. Lindsay, a director since 2002, co-founded Lindsay Goldberg & Bessemer in 2001. Adam P. Godfrey, a director since 2002, has been a Partner with Goldberg Lindsay & Co. LLC since its formation in 2001. Two former board of directors members are affiliated with Lindsay Goldberg & Bessemer. Alan E. Goldberg, a director from 2002 until June 2, 2006, co-founded Lindsay Goldberg & Bessemer in 2001. J. Russell Triedman, a director from 2002 until June 2, 2006, has been a Principal and subsequently a Partner of Goldberg Lindsay & Co. LLC since its formation in 2001. Mssrs. Lindsay and Goldberg are members of and control the ultimate general partner of Lindsay Goldberg & Bessemer. Mssrs. Godfrey and Triedman are members of the ultimate general partner of Lindsay Goldberg & Bessemer.

PLAN OF DISTRIBUTION

LGB Pike II LLC may sell securities to one or more underwriters for public offering and sale by them, or may sell securities to institutional investors directly, or through agents who solicit or receive offers on their behalf, or through dealers or through a combination of any of these methods of sale. The prospectus supplement with respect to particular securities will set forth the terms of the offering of those securities, including the following:

•	the name or names of any underwriters, dealers or agents,

•	the number of shares of common stock being sold by LGB Pike II LLC and the public offering or purchase price from that sale,

•	the expenses of the offering,

•	any discounts and commissions to be allowed or paid to the underwriters, dealers or agents, and

•	all other items constituting underwriting compensation and the discounts and commissions to be allowed or paid to dealers, if any.

Underwriters and LGB Pike II LLC may offer and sell the securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The distribution of securities by LGB Pike II LLC may be effected from time to time in one or more transactions (which may involve block transactions): (1) on the NYSE or such other national securities exchange on which Pike’s common stock is listed, in transactions that may include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchanges, (2) in the over-the-counter market, (3) in transactions otherwise than on such exchanges or in the over-the-counter market, or in combination of any such transactions or (4) through the writing of options. In connection with sales of securities or otherwise, LGB Pike II LLC may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of securities and deliver securities to close out such short positions, or loan or pledge securities to broker-dealers that in turn may sell such securities. LGB Pike II LLC may, from time to time, authorize agents acting on a best or reasonable efforts basis as their agents to solicit or receive offers to purchase the securities upon the terms and conditions as are set forth in the applicable prospectus supplement.

In connection with the sale of securities, underwriters or agents may be deemed to have received compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Underwriters, dealers and agents who participate in the distribution of securities and their controlling persons may be entitled, under agreements that may be entered into with Pike or LGB Pike II LLC, to indemnification by us or LGB Pike II LLC against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents and their controlling persons may be required to make in respect of those liabilities.

To the extent required under the Securities Act of 1933, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to LGB Pike II LLC for the purpose of satisfying the prospectus delivery requirements of that Act.

Our common stock is listed on the New York Stock Exchange under the symbol “PEC”.

Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot offered securities, thereby creating a short position in the underwriters’ account. Syndicate covering transactions involve purchases of offered securities in the open market after the distribution has been completed to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

Certain of the underwriters, dealers or agents and their affiliates may engage in transactions with and perform services for Pike and Lindsay Goldberg & Bessemer, in the ordinary course of business.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Pike Electric Corporation and subsidiaries incorporated by reference in Pike Electric Corporation’s Annual Report on Form 10-K for the year ended June 30, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

6,500,000 shares

Pike Electric Corporation

Common stock

Prospectus Supplement

J.P. Morgan	BofA Merrill Lynch

May     , 2013